SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INSIDER TRADING OFFER STATEMENT
(Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

ADVANTAGE MARKETING SYSTEMS, INC.
(Name of Issuer)

ADVANTAGE MARKETING SYSTEMS, INC.
(Name of Person Filing Statement)

CLASS A COMMON STOCK PURCHASE WARRANTS
(Title of Class of Securities)

00756G 11 8 and 00756G 13 4
(CUSIP Number of Class of Securities)

CLASS B COMMON STOCK PURCHASE WARRANTS

00756G 12 6 and 00756G 14 2
(CUSIP Number of Class of Securities)

ROGER P. BARESEL, PRESIDENT
ADVANTAGE MARKETING SYSTEMS, INC.
2601 NORTHWEST EXPRESSWAY, SUITE 1210W
OKLAHOMA CITY, OKLAHOMA 73112-0131
TELEPHONE NUMBER: 405-842-0131
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)


JANUARY 24, 1997


Calculation of Filing Fee
Transaction valuation:    524,610 Class A Common Stock Purchase Warrants
                          Last reported sale on January 20, 1997, was $.625 per Warrant Transaction valuation: $327,881.25

                          525,860 Class B Common Stock Purchase Warrants
                          Lasted reported sale on January 16, 1997, was $.50 per Warrant Transaction valuation: $262,930

Amount of Filing Fee: $393.87

X Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,173.38.
Form SB-2 Registration Statement (Registration No.: 33-80629).
Filing Party: Advantage Marketing Systems, Inc.
Date Filed: December 18, 1995.

ITEM 1.  SECURITY AND ISSUER


     The issuer is Advantage Marketing Systems, Inc. (the "Issuer") and its principal executive office is at 2601 Northwest Expressway, Suite 1210W, Oklahoma City, Oklahoma 73102-0131.

     Pursuant to a Prospectus comprising in part Registration Statement on Form SB-2 (No. 33-80629) (the "Registration Statement"), the Issuer is notifying the holders (the "Warrant Holders") of the 524,610 outstanding Class A Common Stock Purchase Warrants (the "Class A Warrants") and the 525,860 outstanding Class B Common Stock Purchase Warrants (the "Class B Warrants") as of January 31, 1997 (the "Record Date"), of the election of the Issuer to redeem (the "Warrant Redemption") the Class A Warrants and Class B Warrants (collectively the "Public Warrants") for $.0008 per warrant (the "Redemption Price") at 5:00 p.m., Central Standard Time, on March 17, 1997 (the "Redemption Date"), unless extended by the Issuer to a date not later than April 30, 1997. The Warrant Redemption is in accordance with the terms of the Class A Warrants and Class B Warrants. Each of the Class A Warrants and Class B Warrants is exercisable for the purchase of one share of Common Stock of the Issuer for $6.00 or $8.00, respectively (the "Warrant Exercise Price"), on or before expiration of the Redemption Date.

     In conjunction with the Warrant Redemption, the Issuer is modifying the terms of the Class A Warrants and the Class B Warrants (the "Warrant Modification Offer"), until expiration of the Redemption Date (the "Special Exercise Period"), to (i) reduce the Warrant Exercise Price of the Class B Warrants from $8.00 to $6.00 and (ii) to provide that each Public Warrant will be exercisable to purchase one unit consisting of one share of Common Stock and one 1997-A Warrant (the "Unit") for $6.00. The Redemption Date may be extended by the Issuer such number of times as determined in the sole discretion of the Issuer to a date that is not later than April 30, 1997. In connection with the Warrant Modification Offer, the Issuer is offering to the holders of the Class A Warrants an aggregate of 524,610 Units and to the holders of the Class B Warrants an aggregate of 525,860 Units, each of the Class A Warrants and Class B Warrants being exercisable for the purchase of one Unit prior to the Redemption Date or expiration of the Special Exercise Period. The exercise of the Public Warrants pursuant to the Warrant Modification Offer may be withdrawn by the Warrant Holders at any time prior to the Redemption Date. After the Redemption Date, the exercise of the Public Warrants by the Warrant Holders will be irrevocable, except the Warrant Holders may withdraw the exercised Public Warrant after March 19, 1997, unless previously accepted by the Issuer.

     Each 1997-A Warrant comprising in part the Unit entitles the holder to purchase one share of Common Stock at any time after April 16, 1997 (90 days after the date of the Prospectus pursuant to which the Warrant Modification Offer is being made) and on or before January 31, 1999, for an exercise price of $12.00. The number and kind of securities or other property for which the 1997-A Warrants are exercisable are subject to adjustment in certain events, such as mergers, reorganizations or stock splits, to prevent dilution. At any time, upon 30 days' written notice, the Issuer may redeem in whole and not in part, unexercised 1997-A Warrants for $.0001 per warrant at any time. If any 1997-A Warrants called for redemption are not exercised by such time, such 1997-A Warrants will cease to be exercisable, and the holders thereof will be entitled only to receive the redemption price. All 1997-A Warrants not exercised or redeemed will expire on January 31, 1999, subject to extension by the Issuer. Holders of 1997-A Warrants will not, as such, have any of the rights of shareholders of the Issuer.

     In certain cases, the sale of Common Stock by the Issuer upon exercise of 1997-A Warrants could violate the securities laws of the United States, certain states thereof or other jurisdictions. The Issuer has agreed to use its best efforts to cause a registration statement with respect to such securities under the Securities Act of 1933, as amended (the "1933 Act") to continue to be effective during the term of the 1997-A Warrants and to take such other actions under the laws of various states as may be required to cause the sale of securities upon exercise of 1997-A Warrants to be lawful. However, the Issuer will not be required to honor the exercise of 1997- A Warrants if, in the opinion of counsel, the sale of securities upon such exercise would be unlawful. In certain cases, the Issuer may, but is not required to, purchase 1997-A Warrants submitted for exercise for a cash price equal to the difference between the market price of the securities obtainable upon such exercise and the exercise price of such 1997-A Warrants.

     The Public Warrants may only be exercised by a Warrant Holder in the event the Registration Statement is effective with the Securities and Exchange Commission and the Units (or Common Stock and 1997-A Warrants) are qualified for sale in the state of residence of the Warrant Holder. Subject to the foregoing, the Class A Warrants and Class B Warrants are exercisable at any time by the Warrant Holders prior to the Redemption Date by delivery of the warrant certificate evidencing the Public Warrant to U.S. Stock Transfer Corporation (the "Warrant Agent") at 1745 Gardena Avenue, Glendale, California 91204, with the "Form of Election to Purchase" on the reverse of the certificate duly completed and signed, accompanied with payment of the Warrant Exercise Price in cash or check payable to the order of the Issuer.

     As of the date of this Statement, the officers and directors of the Issuer do not hold any of the Class A Warrants or the Class B Warrants. Mr. Bruce Greene, an affiliate of the Issuer, holds 331,500 of the Public Warrants and William A. LaReese, an affiliate of the Issuer, holds 141,250 Public Warrants. Both of Messrs. Greene and LaReese have reserved all rights with respect to exercise of the Public Warrants and have not committed to exercise all or any portion of the Public Warrants. In the event either or both of Messrs. Greene and LaReese exercise their Public Warrants, such exercise will be on the same terms and conditions that all other Warrant Holders may exercise their Public Warrants, and the Issuer will amend this Statement to disclose and the details of such exercise or exercises.

     The Common Stock, Class A Warrants and Class B Warrants are traded in the over-the-counter market and are quoted by the National Quotation Bureau, Incorporated under the symbols "AMSO," "AMSOW" and "AMSOZ," respectively. The following table sets forth, for the periods presented, the high and low closing bid quotations in the over-the-counter market as quoted by the National Quotation Bureau, Incorporated, adjusted to give effect to the one-for-eight reverse stock split on October 29, 1996. The bid quotations reflect inter-dealer prices without adjustment for retail markups, markdowns or commissions and may not reflect actual transactions.


                                                                   CLASS                   CLASS B
                                        COMMON STOCK             WARRANTS                 WARRANTS
                                       ----------------        -----------------       -------------
                                         CLOSING BID            CLOSING BID              CLOSING BID
                                       ----------------        -----------------       --------------
                                         HIGH     LOW           HIGH        LOW         HIGH     LOW
                                       ------     -----        ------      -----       -------  ------
1996:
    First Quarter Ended
     March 31...............           $ 6.48      $5.04        $ .48       $.24       $  .48     $.24
    Second Quarter Ended
     June 30................           $ 8.00      $5.04        $1.04       $.24       $ 1.04     $.24
    Third Quarter Ended
     September 30...........           $ 7.84      $5.52        $1.00       $.24       $ 1.00     $.24
    Fourth Quarter Ended
    December 31.............           $ 6.50      $5.00        $ .24       $.13       $  .24     $.13
1995:
    First Quarter Ended
     March 31...............           $ 2.00      $1.76        $ .16       $.16        $ .08     $.08
    Second Quarter Ended
     June 30................           $ 3.76      $2.00        $ .16       $.16        $ .08     $.08
   Third Quarter Ended
     September 30...........           $10.00      $3.60        $1.04       $.48        $ .24     $.08
   Fourth Quarter Ended
     December 31............           $ 7.52      $4.48        $ .48       $.24        $ .08     $.08

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In connection with the Warrant Modification Offer, the Issuer is offering to the holders of the Class A Warrants a maximum of 524,610 Units and to the holders of the Class B Warrants a maximum of 525,860 Units, each of the Class A Warrants and Class B Warrants being exercisable for the purchase of one Unit prior to the Redemption Date or expiration of the Special Exercise Period. The Units will be the only consideration to be received by the Warrant Holders upon exercise of the Class A Warrants and the Class B Warrants.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

     The purposes of the Warrant Modification Offer are to (i) encourage the exercise of the Public Warrants prior to redemption, (ii) strengthen the Issuer's capital structure by increasing stockholders' equity and current assets, and (iii) provide the Issuer greater financial flexibility. The net proceeds of the Warrant Modification Offer will give the Issuer greater financial flexibility in that the Issuer otherwise would be required to rely on debt or other sources of capital to expand its sales and marketing activities. It is the Issuer's belief that the availability of the 1997-A Warrant and the reduction of the exercise price of the Class B Warrants to $6.00 will induce the Warrant Holders to exercise their Public Warrants as opposed to receiving $.0008 per Warrant upon redemption. Those Class A Warrants and Class B Warrants that are exercised, as well as those Class A Warrants and Class B Warrants that are redeemed by the Issuer, will be canceled and cease to be issued and outstanding.

     The Issuer does not have any plans and there are no proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer (other than those Warrant Holders that exercise the Public Warrants and receive Units pursuant to the Warrant Modification Offer) or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer, (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the Board of Directors or management of the Issuer or change in any material term of the employment contract of any executive officer of the Issuer, (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Issuer, other than the issuance of the Common Stock and 1997-A Warrants comprising the Units to be issued in connection with the exercise of the Public Warrants pursuant to and in accordance with the Warrant Modification Offer, (f) any other material change in the Issuer's corporate structure or business, other than those changes associated with the issuance of the Common Stock and 1997-A Warrants comprising the Units to be issued in connection with the exercise of the Public Warrants pursuant to and in accordance with the Warrant Modification Offer and receipt of the net proceeds from exercise of the Public Warrants, as described below, (g) changes in the Issuer's Certificate of Incorporation and/or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (h) the equity securities of the Issuer ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"), or (j) suspension of the Issuer's obligation to file reports pursuant to Section 15(d) of the Act.

     The net proceeds of the Warrant Modification Offer and exercise of the Public Warrants pursuant thereto to be received by the Issuer will be dependent upon the number of Units purchased by the Warrant Holders pursuant to exercise of the Public Warrants during the Special Exercise Period. Therefore, the net proceeds to be received by the Issuer pursuant to the Warrant Modification Offer are not determinable as of the date of this Statement. In the event the Public Warrants are exercised in full the net proceeds to the Issuer, after deduction of $100,000 of estimated offering costs, will be $6,202,820. There is no assurance that all or any portion of the Public Warrants will be exercised pursuant to the Warrant Modification Offer, in which case the Issuer will not receive any net proceeds pursuant to the Warrant Modification Offer.

      The net proceeds received by the Issuer pursuant to the exercise of Public Warrants will be used for general corporate purposes, including working capital and to fund the Issuer's efforts to expand sales and marketing activities. The Issuer estimates that it will use approximately $1.5 million for expansion of its U.S. distributor network and enhancement of its marketing materials. The Issuer intends to use approximately $.5 million to develop new products and enhance the packaging of its existing products. The Issuer will devote approximately $1 million for the expansion into and development of international markets. In the event the Issuer raises less than $3.0 million, the net proceeds will be devoted to each of these areas in the order in which they are presented. Net proceeds in excess of $3.0 million will be devoted to general corporate purposes including further expansion of the Issuer's distributor network and enhancement of its marketing materials, development of new products and enhancement of packaging of its existing products and expansion into and development of international markets.

     The Issuer does not intend to use any of the net proceeds to discharge existing debt. Pending use of the net proceeds, they will be invested by the Issuer in investment grade, short-term, interest-bearing securities.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER

     During the 40 business days preceding the filing of this Statement, the Issuer, its executive officers and directors have not effected any transactions in the Class A Warrants and the Class B Warrants.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO ISSUER'S SECURITIES

     The Issuer does not have any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Warrant Modification Offer with any executive officer or director of the Issuer.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Issuer has not employed or retained, and has not entered into any agreement to compensate any person on the Issuer's behalf to make solicitations or recommendations in connection with the Warrant Modification Offer.

ITEM 7.  FINANCIAL INFORMATION

     (a) Presented below or appearing elsewhere in this Statement are the financial data of the Issuer.

     (1) Audited financial statements of the Issuer for the fiscal years ended December 31, 1995 and 1994, appear at pages F-7 through F-18 of the Prospectus filed as Exhibit 9.2 to this Statement.

     (2) Unaudited financial statements of the Issuer for the nine months ended September 30, 1996, appear at pages F-2 through F-6 of the Prospectus filed as
Exhibit 9.2 to this Statement.

     (3) The ratio of earnings to fixed charges for the fiscal years ended December 31, 1995 and 1994 and for the nine months ended September 30, 1996, are as follows:

     Fiscal Year Ended December 31, 1995            10.86
     Fiscal Year Ended December 31, 1994             3.19
     Nine Months Ended September 31, 1996           14.81

     (4) The book value per share of Common Stock for the fiscal years ended December 31, 1995 and 1994 and for the nine months ended September 30, 1996, are as follows:

     Fiscal Year Ended December 31, 1995            $(.01)
     Fiscal Year Ended December 31, 1994            $(.14)
     Nine Months Ended September 31, 1996           $ .39

     (b) Presented below or appearing elsewhere in this Statement are the pro forma data giving effect to the Warrant Modification Offer, assuming the Class A Warrants and the Class B Warrants are exercised in full.

     (1) Unaudited pro forma balance sheet of the Issuer as of December 31, 1995 and September 30, 1996, appear at pages PF-1 and PF-2 of this Statement.

     (2) Unaudited pro forma statement of operations and ratio of earnings to fixed charges of the Issuer for the fiscal year ended December 31, 1995 and the nine months ended September 30, 1996, appear at pages PF-3 and PF-4 of this Statement.

     (3) The pro forma book value per share of Common Stock for the fiscal year ended December 31, 1995, and for the nine months ended September 30, 1996, are as follows:

     Fiscal Year Ended December 31, 1995        $1.92
     Nine Months Ended September 31, 1996       $2.18

ITEM 8.  ADDITIONAL INFORMATION

     The Warrant Modification Offer will be made pursuant to the Prospectus that comprises in part the Registration Statement, the Prospectus is filed herewith as Exhibit 9.2.

ITEM 9.  MATERIAL FILED AS EXHIBITS

     Exhibit 9.1 Opinion of Dunn Swan & Cunningham, A Professional Corporation.

     Exhibit 9.2 Prospectus dated January 16, 1997.

     Exhibit 9.3 Chief Executive Officer's letter to the holders of the Class A Common Stock Purchase Warrants and Class B Common Stock Purchase Warrants.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date: January 24, 1997              ADVANTAGE MARKETING SYSTEMS, INC.



                                        By: /S/ ROGER P. BARESEL
                                                 Roger P. Baresel, President

ADVANTAGE MARKETING SYSTEMS, INC. (Formerly AMS, Inc.)

PRO FORMA CONSOLIDATED BALANCE SHEET, DECEMBER 31, 1995
(UNAUDITED)
--------------------------------------------------------------------------------

                                                                         Historical     Pro Forma
                                                                            1995        Adjustments       Pro Forma
                                                                         ----------     -----------       ----------
ASSETS

CURRENT ASSETS:
  Cash ..........................................................        $  112,087     $6,229,320(a)     $6,341,407
  Receivables - net of allowance of $27,434 .....................            18,299           --              18,299
  Receivables from affiliate ....................................            51,963           --              51,963
  Inventory .....................................................            98,621           --              98,621
  Prepaid expenses ..............................................             2,371           --               2,371
                                                                         ----------     ----------        ----------
     Total current assets .......................................           283,341      6,229,320         6,512,661
                                                                         ----------     ----------        ----------
COMMISSION ADVANCES TO RELATED
 PARTIES -- NONCURRENT ..........................................                65           --                  65

RECEIVABLES -- NON CURRENT ......................................            22,620           --              22,620

PROPERTY AND EQUIPMENT, net of accumulated
  depreciation of $280,606 ......................................           159,797           --             159,797

OTHER ASSETS ....................................................            67,173        (26,500)(b)        40,673
                                                                         ----------     ----------        ----------
TOTAL ASSETS ....................................................        $  532,996     $6,202,820        $6,735,816
                                                                         ==========     ==========        ==========

LIABILITIES & STOCKHOLDERS' EQUITY
(DEFICIENCY)

CURRENT LIABILITIES:
  Accounts payable ..............................................        $   91,949           --          $   91,949
  Accrued expenses ..............................................           151,654           --             151,654
  Accrued promotion expense .....................................            99,424           --              99,424
  Notes payable;
     Stockholder ................................................            81,929           --              81,929
     Other ......................................................             8,440           --               8,440
  Current obligations under capital lease .......................            20,679           --              20,679
                                                                         ----------     ----------        ----------
       Total current liabilities ................................           454,075           --             454,075

LONG-TERM LIABILITIES:
  Notes payable - other .........................................            28,500           --              28,500
  Capital lease .................................................            75,649           --              75,649
                                                                         ----------     ----------        ----------
       Total long-term liabilities ..............................           104,149           --             104,149
                                                                         ----------     ----------        ----------
TOTAL LIABILITIES ...............................................           558,224           --             558,224
                                                                         ----------     ----------        ----------

STOCKHOLDERS' EQUITY (DEFICIENCY):
  Preferred stock - $.0001 par value; authorized 5,000,000 shares;
    non issued ..................................................              --             --                --
  Common stock - $.0001 par value; authorized 495,000,000
    shares; 2,123,191 and 3,173,661 shares issued and
    outstanding, respectively ...................................               212            105(c)            317
  Paid-in capital ...............................................         1,859,882      6,202,715(c)      8,062,597
  Accumulated deficit ...........................................        (1,885,322)          --          (1,885,322)
                                                                         ----------     ----------        ----------
    Total stockholders' equity (deficiency) .....................           (25,228)     6,202,820         6,177,592
                                                                         ----------     ----------        ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ......................        $  532,996     $6,202,802        $6,735,816
                                                                         ==========     ==========        ==========

                       See notes to financial statements

ADVANTAGE MARKETING SYSTEMS, INC. (Formerly AMS, Inc.)

PRO FORMA CONSOLIDATED BALANCE SHEETS, SEPTEMBER 30, 1996
(UNAUDITED)
--------------------------------------------------------------------------------

                                                                  Historical     Pro Forma
                                                                     1996        Adjustments        Pro Forma
                                                                  ----------     ----------        ----------
                                                                                  (Note 2)
ASSETS

CURRENT ASSETS:
  Cash .....................................................      $  117,965     $6,271,820(a)     $6,389,785
  Receivables - net of allowance of $25,804 ................          12,774           --              12,774
  Inventory ................................................         305,804           --             305,804
  Prepaid expenses .........................................          18,257           --              18,257
                                                                  ----------     ----------        ----------
     Total current assets ..................................         454,800      6,271,820         6,726,620
                                                                  ----------     ----------        ----------

COMMISSION ADVANCES TO RELATED
 PARTIES -- NONCURRENT .....................................          29,481           --              29,481
RECEIVABLE FROM AFFILIATE ..................................          70,923           --              70,923
RECEIVABLES -- NONCURRENT ..................................          18,742           --              18,742
PROPERTY AND EQUIPMENT, net of accumulated
  depreciation of $326,002 .................................         176,932           --             176,932
GOODWILL ...................................................         113,488           --             113,488
COVENANT NOT TO COMPETE ....................................          55,556           --              55,556
DEFERRED TAXES .............................................         443,149           --             443,149
OTHER ASSETS ...............................................         141,662        (69,000)(b)        72,662
                                                                  ----------     ----------        ----------
TOTAL ASSETS ...............................................      $1,504,733     $6,202,820        $7,707,553
                                                                  ==========     ==========        ==========

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Account payable ..........................................      $  206,634           --          $  206,634
  Accrued expenses .........................................         276,379           --             276,379
  Accrued promotion expense ................................          56,862           --              56,862
  Notes payable:
    Stockholder ............................................          17,658           --              17,658
    Other ..................................................           9,401           --               9,401
  Current obligations under capital lease ..................          25,032           --              25,032
                                                                  ----------     ----------        ----------
      Total current liabilities ............................         591,966           --             591,966
LONG-TERM LIABILITIES
  Notes payable - other ....................................          23,880           --              23,880
  Capital lease ............................................          61,812           --              61,812
                                                                  ----------     ----------        ----------
      Total long-term liabilities ..........................          85,692           --              85,692
                                                                  ----------     ----------        ----------
TOTAL LIABILITIES ..........................................         677,658           --             677,658
                                                                  ----------     ----------        ----------
STOCKHOLDERS' EQUITY:
  Preferred stock - $.0001 par value; authorized 5,000,000
    shares; none issued ....................................            --             --                --
  Common stock - $.0001 par value; authorized
    495,000,000 shares; 2,143,191 and 3,193,661
    shares issued and outstanding, respectively ............             214            105(c)            319
  Paid-in capital ..........................................       1,981,380      6,202,715(c)      8,184,095
  Accumulated deficit ......................................      (1,154,519)          --          (1,154,519)
                                                                  ----------     ----------        ----------
    Total stockholders' equity .............................         827,075      6,202,820        $7,029,895
                                                                  ----------     ----------        ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .................      $1,504,733     $6,202,820        $7,707,553
                                                                  ==========     ==========        ==========

                       See notes to financial statements.

ADVANTAGE MARKETING SYSTEMS, INC. (Formerly AMS, Inc.)

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1995
(UNAUDITED)
================================================================================

                                                        Historical
                                             -------------------------------
                                                                 Miracle
                                               Advantage         Mountain
                                               Marketing      International,
                                             Systems, Inc.         Inc.         Pro Forma     Pro Forma
                                                  1995             1995        Adjustments     Combined
                                             -------------    --------------   -----------   ------------
                                                                                 (Note 2)

REVENUE:
  Sale of programs.......................     $4,382,935        $ 277,366        $   --       $4,660,301
  Sale of promotional material...........        109,733             --              --          109,733
  Other..................................         25,535             --              --           25,535
                                               ---------        ---------        --------      ---------
    Total................................      4,518,203          277,366            --        4,795,569
                                               ---------        ---------        --------      ---------

EXPENSES:
  Cost of programs.......................      1,094,157          103,217            --        1,197,374
  Cost of promotional material...........         92,087             --              --           92,087
  Selling................................      2,201,510          145,650            --        2,347,160
  General and administrative.............        857,743          157,725          30,356(e)   1,045,824
  Interest expense.......................         22,998            1,403            --           24,401
                                               ---------        ---------        --------      ---------
    Total................................      4,268,495          407,995          30,356      4,706,846
                                               ---------        ---------        --------      ---------

INCOME BEFORE TAXES......................        249,708             --              --          249,708

TAX BENEFIT..............................           --               --              --             --
                                               ---------        ---------        --------      ---------

NET INCOME (LOSS)........................      $ 249,708        $(130,629)       $(30,356)     $  88,723
                                               =========        =========        ========      =========

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES (thousands).............          2,663                              531(c)       3,194
                                               =========                         ========      =========
                                                                                         (e)
NET INCOME PER COMMON SHARES.............      $     .09                                       $     .03
                                               =========                                       =========

PRO FORMA RATIO OF EARNINGS TO FIXED
CHARGES..................................          10.86                                           10.86
                                               =========                                       =========

                      See notes to financial statements.

ADVANTAGE MARKETING SYSTEMS, INC. (Formerly AMS, Inc.)

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
(UNAUDITED)
--------------------------------------------------------------------------------


                                                            Historical
                                                 -------------------------------
                                                                      Miracle
                                                                      Mountain
                                                    Advantage      International
                                                    Marketing           Inc.
                                                  Systems, Inc.   Pre-Acquisition
                                                  For the Nine         Period
                                                  Months Ended      For the Five
                                                  September 30,     Months Ended       Pro Forma      Pro Forma
                                                      1996          May 31, 1996      Adjustments     Combined
                                                  -------------     ------------      -----------     ---------
                                                                                        (Note 2)
REVENUE:
  Sale of programs..............................    $4,186,404        $ 205,112       $    --        $4,391,516
  Sale of promotional material..................       234,735              --             --           234,735
  Other.........................................        37,471              --             --            37,471
                                                    ----------        ---------       --------       ----------
    Total.......................................     4,458,610          205,112            --         4,663,722
                                                    ----------        ---------       --------       ----------

EXPENSES:
  Cost of programs..............................       968,635           54,743            --         1,023,378
  Cost of promotional material..................       142,610              --             --           142,610
  Selling.......................................     2,235,879          129,758            --         2,365,637
  General and administrative....................       804,410           49,188         12,648 (e)      866,246
  Interest expense..............................        19,422            2,110            --            21,532
                                                    ----------        ---------       --------       ----------
    Total                                            4,170,956          235,799         12,648        4,419,403
                                                    ----------        ---------       --------       ----------

INCOME BEFORE TAXES.............................       287,654          (30,687)       (12,648)         244,319

TAX BENEFIT.....................................       443,149              --             --           443,149
                                                    ----------        ---------       --------       ----------

NET INCOME......................................    $  730,803        $ (30,687)      $(12,648)      $  687,468
                                                    ==========        =========       ========       ==========

WEIGHTED AVERAGE NUMBER
 OF COMMON SHARES (thousands)...................         3,176                              27 (c)        3,203
                                                     =========                        ========       ==========
                                                                                               (e)

NET INCOME PER COMMON SHARES....................     $     .23                                       $      .21
                                                     =========                                       ==========

PRO FORMA RATIO OF EARNINGS TO FIXED
 CHARGES........................................         14.81                                            14.81
                                                     =========                                       ==========

                      See notes to financial statements.

ADVANTAGE MARKETING SYSTEMS, INC. (Formerly AMS, Inc.)

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
--------------------------------------------------------------------------------

1.   BASIS FOR PRESENTATION

        The pro forma balance sheets and statements of income of Advantage Marketing Systems, Inc. (the "Company") present the pro forma effect of
        (i) the Warrant Modification Offer, assuming the Class A Common Stock Purchase Warrants and the Class B Common Stock Purchase Warrants are exercised in full and (ii) the acquisition by the Company of the issued and outstanding capital stock of Miracle Mountain International, Inc., a Colorado corporation, ("MMI"), and MMI became a wholly-owned subsidiary of the Company (the "MMI Acquisition"), pursuant to a Stock Purchase Agreement with an effective date of May 31, 1996, (the "Purchase Agreement"). The MMI Acquisition was accounted for under the purchase method of accounting. MMI is a multi-level marketer of various third-party manufactured nutritional supplement products. Pursuant to the Purchase Agreement and in connection with the MMI Acquisition, the Company issued and delivered to the shareholders of MMI 20,000 shares of common stock. In addition, the Company agreed to issue and deliver an additional 5,000 shares of common stock to the shareholders of MMI on or before February 15, 1997, pending determination of certain liabilities.

        The accompanying unaudited pro forma statements of operations are presented assuming the Warrant Modification Offer and MMI Acquisition occurred or were consummated on the first day of each period presented. The unaudited pro forma consolidated balance sheets as of December 31, 1995, and September 30, 1996, are presented assuming the Warrant Modification Offer and MMI Acquisition occurred or were consummated as of such date. The historical information presented for the Company as of and for the fiscal year ended December 31, 1995, is derived from the audited financial statements of the Company as of such date and for such fiscal year. The historical information presented for MMI for the fiscal year ended December 31, 1995, is derived from the audited financial statements of MMI for such fiscal year. MMI started in business in 1995. During the first three months of 1995 MMI primarily paid start-up expenses relating to organization and recruitment of sales associates. MMI did not have significant sales until April 1995; consequently, MMI has only one year of financial statements. The historical information presented for the Company as of and for the nine months ended September 30, 1996, is derived from the unaudited financial statements of the Company as of such date and for such nine-month period. The historical information presented for MMI for the five months ended May 31, 1996, is derived from the unaudited financial statements of MMI and for such five-month period.

        The pro forma financial information presented in the unaudited pro forma financial statements is not necessarily indicative of the financial position and results of operations that would have been achieved had the Warrant Modification Offer and MMI Acquisition occurred or been consummated on the first day of each period that the statements of operations are presented or on the date of the balance sheets. The results of operations presented in the unaudited pro forma statements of operations are not necessarily indicative of the results of future operations of the Company following consummation of the Warrant Modification Offer and the MMI Acquisition.

2.   PRO FORMA ADJUSTMENTS

        The accompanying unaudited pro forma consolidated financial statements have been adjusted to record and give effect to the following:

        (a) The net proceeds to the Company of the Warrant Modification Offer, after deduction of $100,000 of offering costs, are $6,202,820;

        (b) The cash proceeds from the Warrant Modification Offer have been reduced by the $100,000 cost of the offering less the $26,500 and $69,000 of offering costs incurred by the Company and recorded as other assets at December 31, 1995, and September 30, 1996, respectively. The offering costs of $100,000 were recorded as a reduction of paid-in capital.

        (c) Issuance of 1,050,470 shares of common stock upon exercise of the Class A Common Stock Purchase

              Warrants and Class B Common Stock Purchase Warrants.

        (d) The Company has not recorded any additional interest income that may have been received after giving effect to the Warrant Modification Offer.

        (e) The excess of the purchase price of $176,103, which includes $56,103 of transaction costs, over the negative $3,059 fair market value of the assets of MMI, net of liabilities, has been allocated $119,162 to goodwill and $60,000 to the covenant not to compete. Goodwill and the covenant not to compete will be amortized over a seven year and four and one-half year period, respectively. The goodwill amortization for the year ended December 31, 1995, and the five months ended May 31, 1996, was $17,023 and $7,093, respectively. Covenant amortization for the year ended December 31, 1995, and for the five months ended May 31, 1996, was $13,333 and $5,555, respectively. Pursuant to the Purchase Agreement and in connection with the MMI Acquisition, the Company issued and delivered to the shareholders of MMI 20,000 shares of common stock. In addition, the Company agreed to issue and deliver an additional 5,000 shares of common stock to the shareholders of MMI on or before February 15, 1997, pending determination of certain liabilities.

3.   NET INCOME PER SHARE

        Pro forma per share calculations for the Company are based upon the number of shares of common stock to be outstanding after giving effect to the Warrant Modification Offer and the MMI Acquisition.